ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING PRELIMINARY PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 2006
Filed pursuant to Rule 433
Registration Number: 333-136108
New Issue Summary, December 14, 2006

Issuer:	Peabody Energy Corporation (NYSE symbol: BTU)

Securities:	4.75% convertible junior subordinated debentures due 2066

Aggregate Principal Amount:	$675,000,000 (plus up to an additional $75,000,000 principal amount pursuant to the option we have granted to the
underwriters to cover overallotments)

Principal Amount per Debenture:	$1,000

Coupon Rate:	4.75%, subject to deferral

Interest Payment Dates:	June 15 and December 15 of each year, beginning June 15, 2007

Interest Deferral Feature:	Optional and mandatory deferral features described in the
preliminary prospectus supplement

Ranking:	Junior to all existing and future senior and subordinated
debt, except for any future debt that by its terms ranks
equal or junior

Legal Format:	SEC-registered

CUSIP/ISIN:	704549 AG 9/US704549AG98

Ratings(1):	Moody’s: Ba2
Standard & Poor’s: B
Fitch: BB-

Trade Date:	December 14, 2006

Settlement Date: (T+4):	December 20, 2006

Final Maturity Date:	December 15, 2066

Scheduled Maturity Date:	The issuer will use commercially reasonable efforts to raise sufficient net proceeds from the issuance of qualifying
capital securities to repay the principal amount and accrued and unpaid interest on December 15, 2041

Holders’ Conversion Rights:	In whole or in part, at any time on or prior to December 15,
2036 upon the satisfaction of one or more of the conditions
described in the preliminary prospectus supplement

In whole or in part, at any time after December 15, 2036 to
(and including) December 15, 2041, irrespective of the
conditions applicable prior to December 15, 2036

None after December 15, 2041

Conversion Consideration:	For conversion either following a notice of redemption or
upon a non-stock change of control, cash equal to the
principal amount, cash equal to any deferred interest and,
if the conversion value is greater than the principal
amount, the net shares

For conversion other than following a notice of redemption
or upon a non-stock change of control, perpetual preferred
stock with a liquidation preference equal to principal
amount, accumulated dividends equal to any deferred interest and, if the conversion value is greater than the principal
amount, the net shares

Net Shares:	The net shares shall equal the sum of the daily share
amounts for each of the 20 consecutive trading days during
the conversion reference period (as described in the
preliminary prospectus supplement)

Preferred Stock Dividend Rate:	3.0875% (65% of the coupon rate), subject to reset following any remarketing

Conversion Rate:	16.1421 shares of common stock per $1,000 principal amount
of convertible debentures, or an initial conversion price of approximately $61.95 per share

Conversion Premium:	40% (based on a reference price of $44.25 per common share)

Conversion Make-Whole:	Upon the occurrence of a non-stock change of control on or
prior to December 20, 2036, the conversion rate may be
increased by a number of additional shares determined based
on the price paid per share of common stock in the
transaction constituting a non-stock change of control and
the effective date of such transaction, according to the
following table:

	Stock Price
	$44.25	$50.00	$61.95	$70.00	$80.00	$90.00	$100.00	$150.00	$200.00	$250.00	$300.00
Effective Date
December 20, 2006	6.4567	5.3046	3.7514	3.0841	2.4995	2.0869	1.7842	1.0135	0.6903	0.5082	0.3898
December 15, 2007	6.4567	5.0169	3.4396	2.7747	2.2044	1.8121	1.5315	0.8524	0.5813	0.4298	0.3311
December 15, 2008	6.4567	4.6806	3.0657	2.4003	1.8461	1.4792	1.2272	0.6639	0.4544	0.3377	0.2613
December 15, 2009	6.4567	4.3532	2.6590	1.9771	1.4323	1.0938	0.8770	0.4565	0.3154	0.2358	0.1832
December 15, 2010	6.4567	4.1037	2.2414	1.4958	0.9368	0.6315	0.4667	0.2344	0.1649	0.1239	0.0966
December 15, 2011	6.4567	4.0340	1.9783	0.9928	0.0443	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2012	6.4567	4.0195	1.9700	0.9883	0.0441	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2013	6.4567	4.0074	1.9627	0.9843	0.0439	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2014	6.4567	3.9967	1.9557	0.9803	0.0437	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2015	6.4567	3.9896	1.9504	0.9772	0.0436	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2016	6.4567	3.9853	1.9448	0.9730	0.0433	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2021	6.4567	4.0519	1.9726	0.9859	0.0439	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2026	6.4567	4.1903	2.0336	1.0147	0.0451	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 15, 2031	6.4567	4.3221	2.0831	1.0360	0.0459	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
December 20, 2036	6.4567	4.4722	2.1236	1.0508	0.0464	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

Notwithstanding the foregoing, in no event will the total
number of common shares issuable upon conversion exceed
22.5988 per $1,000 principal amount

Call Feature:	None prior to December 20, 2011

Between December 20, 2011 and December 19, 2036, in whole or in part, at the par redemption price, if for at least 20
trading days within the 30 consecutive trading days
immediately prior to the call notice date, the closing sale
price of the issuer’s common stock has exceeded 130% of the
then prevailing conversion price

On or after December 20, 2036, in whole or in part, at the
par redemption price, irrespective of the above condition

Par Redemption Price:	100% of the principal amount, plus accrued and unpaid interest

Initial Price to Public:	100% of the principal amount of the securities, plus accrued interest, if any, from December 20, 2006

Issuer Proceeds before Expenses:	$658,912,500

Joint Bookrunners:	Lehman Brothers Inc., Morgan Stanley & Co. Incorporated and
Citigroup Global Markets Inc.
(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the convertible debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649 or 1-888-603-5847 (institutional investors) or 1-800-584-6837 (retail investors).
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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